

Mail Stop 3561

October 20, 2015

Yuen May Cheung
Chief Executive Officer
Eco Energy Tech Asia, Ltd.
Flat A, 15/F, Block 1, Site 7,
Whampoa Garden, Hung Hom
Kowloon, Hong Kong

   **Re: Eco Energy Tech Asia, Ltd.
     Registration Statement on Form S-1
     Filed September 23, 2015
     File No. 333-207095**

Dear Ms. Cheung:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please disclose the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

2. Your disclosure on your prospectus cover page that the shares will be sold at a price of $.20 per share does not appear to be consistent with your disclosure on page 29 that sales by selling shareholders must be made at the fixed price of $0.20 until the prices of your common stock are quoted on the OTCBB. Please revise to reconcile such statements.

Prospectus Summary, page 6

3. Please revise to clarify in this section whether the operations that you describe are undertaken by your indirect subsidiary in which you own a controlling interest.

Risk Factors, page 9

We are in an early stage of development, page 9

4. Please revise to provide a complete risk factor that more fully addresses the risk identified by the heading, as the third sentence appears to be incomplete.

Our auditor has raised substantial doubts about our ability to continue as a going concern…, page 10

5. You disclose in this risk factor that you plan to attempt to raise additional equity capital by selling shares in this offering. However, this does not appear to be consistent with your disclosure elsewhere in your filing that there will be no proceeds to the company from this offering. Please revise to address this discrepancy.

Our current officers and directors have conflicts of interests…, page 11

6. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material. Please also discuss the amount of time that each executive officer intends to dedicate to your business.

If we do not file a Registration Statement on Form 8-A…, page 11

7. Please revise to update the disclosure provided in this risk factor. In that regard, your disclosure discusses your intention to file a registration statement on Form 8-A at or prior to September 30, 2015.

Our Company has a concentration of stock ownership…, page 12

8. We note that Yuen May Cheung owns 96.85% of your outstanding shares. Please disclose all material risks associated with having your chief executive officer and sole director as a controlling shareholder. For example, please address the potential for conflicts of interest and the impact on internal controls.

Description of Our Business, page 15

Company Summary, page 15

9. Please provide support for your statement that your proprietary growing system delivers yields per meter of approximately 7 times the production level of traditional greenhouse operation.

Product Overview, page 16

10. Please revise here and throughout your filing to clarify your current stage of operations, and to distinguish your plan of operations from your current stage of operations. As an example, we note your statement on page 16 that you "provide" commercial growers with plantlets from seeds and cuttings obtained by micropropagation and your disclosure on page 19 that you are "in the process of providing" such plantlets. Since you have not yet generated revenues, please revise to clarify the arrangement by which you have provided such plantlets to commercial growers.

Management, page 25

11. For each executive officer, please revise to clarify his or her present principal occupations and employment.

12. Please revise to disclose Mr. Colclough's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition, page 34

Milestones, page 36

13. Please revise to clarify your plan to seek more suppliers for the materials for lighting and nutrition fluids on page 38, as the disclosure under the caption "Seek more suppliers for the materials for lighting and nutrition fluids" does not address any such plans.

14. Your disclosure on page 40 indicates that details regarding the direct retail method you will utilize during the initial business development phase are provided later in your filing. However, such additional information is not provided. If material, please revise to briefly discuss your plans regarding the direct retail marketing method you intend to utilize.

Signatures, page 46

15. Please revise the second signature section to have your principal executive officer, principal financial officer and principal accounting officer sign your registration statement in their individual capacities. Refer to the Instructions to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristen Shifflett at (202) 551-3381 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.


Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure


cc: William D. O'Neal, Esq.
    O'Neal Law Office

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